UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 11-K
_____________

 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

PREMIERWEST BANCORP
(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

     PREMIERWEST BANCORP
401(k) PROFIT SHARING PLAN

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL INFORMATION
Schedule H, line 4i - Schedule of assets (held at end of year)	9-10

EXHIBIT INDEX	12
Consent of Independent Registered Public Accounting Firm

C E R T I F I E D P U B L I C A C C O U N T A N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon
 June 28, 2006

1

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2005	2004

ASSETS
Investments, at fair value
PremierWest Bancorp common stock	$3,517,752	$2,534,343
Pooled separate accounts	6,005,302	5,713,655
Registered investment companies	-	34,961
Corporate common stock	-	379,800
Investments, at contract value
Guaranteed investment contracts	391,480	558,451
Participant loans, at cost	95,922	88,444

	10,010,456	9,309,654

Employer contribution receivable	25,037	-

Cash	91,037	195,570

	10,126,530	9,505,224
LIABILITIES
Other payables	-	30,963

NET ASSETS AVAILABLE FOR BENEFITS	$10,126,530	$9,474,261

See accompanying notes.	2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$547,780
Interest and dividends	27,648

575,428

Contributions
Participants'	998,990
Employer	323,604
Participants' rollovers	585,348

1,907,942

2,483,370

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,811,116
Plan administrative fees	19,985

1,831,101

NET INCREASE	652,269

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	9,474,261

End of year	$10,126,530

See accompanying notes.	3

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, "the Bank" or "Employer"). John Hancock USA (John Hancock) is the custodian for the pooled separate accounts, guaranteed investment contracts and participant loans. A. G. Edwards is the custodian of the majority of employer securities. Trusource is the custodian of individual brokerage accounts. Northwest Retirement Plans, Inc. (Northwest) is the record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility - All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions - Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank. In addition, at the Bank's discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. During the year ended December 31, 2005, the Bank elected to contribute 50% of the first 6% of each participant's deferral contributions. No profit sharing contribution was made in 2005. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participants' Accounts - Participants' contributions are credited to the individual accounts. Each participant's account is also credited with Employer contributions and allocations of the Plan's earnings or losses. Allocations are based on the participant's eligible contributions or compensation, as defined.

Vesting - Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant's share of the Employer's contributions and actual earnings or losses thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank's contributions and the actual earnings or losses thereon.

4

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant's account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the plan administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2005 ranged from 6.0% to 9.0% .

Payments of Benefits - Upon retirement, death or separation of services, participants (or their beneficiaries) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an annuity. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator can choose to distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump sum distribution, the plan administrator can choose to roll over the distribution into an individual retirement account.

Forfeitures - If a participant terminates employment before becoming fully vested, the unvested portion of the Bank's contributions is forfeited upon the earlier of the distribution of the participant's account or five consecutive one-year breaks in service. Forfeitures are utilized to reduce the Bank's future contributions. As of December 31, 2005 forfeited nonvested accounts amounted to $28,170 and will be used to reduce the Bank's matching contribution in 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements and schedules in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

5

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation - The Plan's investments in common stock and pooled separate accounts are stated at fair value. The fair value of the common stock is based on quoted market prices. The fair value of the pooled separate accounts is based on the market value of the underlying investments held within the funds. The Plan's guaranteed investment contracts are stated at contract value as reported to the Plan by John Hancock based on the market values of the underlying assets. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are stated at cost, which approximates fair value.

Due to changes in economic conditions, interest rates and common stock prices, the fair value of the Plan's investments can be volatile. Consequently, the fair value of the Plan's investments can significantly change in the near term as a result of such volatility. Purchases and sales of investment securities are recorded on a trade-date basis.

Income Recognition - Contributions from participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued as they are determined by the Bank.

The difference in fair value from one period to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains or losses on the sale of such investments during the period. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Plan Expenses - All administrative expenses of the Plan are paid by the Bank, except for certain contract administration fees which are charged directly to the respective participants' accounts.

Risks and Uncertainties and Concentrations of Credit Risk - The Plan provides for various investment options that have different investment strategies. These investments are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

6

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

All investments are participant directed. Participants generally have the option of investing in the common stock of the Employer, pooled separate accounts, or guaranteed investment contracts with John Hancock. John Hancock maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

The following presents the fair values of investments that represent 5% or more of the Plan's net assets:

	December 31,

	2005	2004

PremierWest Bancorp Stock Fund	$3,517,752	$2,534,343
Pooled separate accounts
Money Market Fund	$1,286,579	$1,294,336
Lifestyle Balanced 640 Fund	$1,027,852	$920,982
Lifestyle Growth 820 Fund	$598,411	N/A
Manualife Guaranteed Interest Account - 10 year	N/A	$502,189

N/A - Investment did not represent 5% or more of total net assets for the year indicated.

During the year ended December 31, 2005 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	$315,421
Registered investment companies	919,639
Common stock	(687,280)

$547,780

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has entered into benefit-responsive investment contracts with John Hancock. The contributions in general accounts are maintained by John Hancock. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by John Hancock. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

7

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.55%, 3.39%, and 4.53%, respectively, for the three-year, five-year and ten-year guaranteed investment contracts for the year ended December 31, 2005. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become fully vested in their accounts and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, provided that no amendment shall cause the balance of any participant's account to be reduced.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. Some of the trustees are also participants of the Plan. Participants may also invest in John Hancock mutual funds. The Plan pays investment fees to the custodians responsible for holding its assets.

NOTE 7 - INCOME TAX STATUS

The Bank has adopted a non-standardized Defined Contribution Regional Prototype Plan (the Prototype Plan), which received a favorable determination letter from the Internal Revenue Service on November 27, 2001, which stated that the Prototype Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2005. Consequently, no provision for income taxes has been included in the accompanying financial statements.

8

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) EIN 93-1282171 PLAN 001 DECEMBER 31, 2005

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		Value
	similar party	collateral, par, or maturity value

*	John Hancock Life	Guaranteed Interest Account
		3.55%-3.75%, various maturity dates	N/A	391,480

*	John Hancock Life	Strategic Value Fund (VS)	N/A	58
		Lifestyle Conservative	N/A	221,371
		Lifestyle Moderate	N/A	277,078
		Lifestyle Balanced	N/A	1,027,852
		Lifestyle Growth	N/A	598,411
		Lifestyle Aggressive	N/A	326,690
		Money Market Fund	N/A	1,286,579
		US Government Secs Fund (VS)	N/A	51,778
		Active Bond Fund	N/A	24,127
		Investment Qual Bond Fund (VS)	N/A	11,227
		Total Return Fund (VS)	N/A	55,154
		Global Bond Fund (VS)	N/A	27,603
		High Yield Fund (VS)	N/A	27,307
		Global Fund (VS)	N/A	32,140
		Income & Value Fund (VS)	N/A	38,587
		Equity Income Fund (VS)	N/A	179,647
		Strategic Bond Fund (VS)	N/A	-
		Growth & Income Fund (VS)	N/A	110,882
		Fundamental Value Fund (VS)	N/A	38,220
		All Cap Value Fund (VS)	N/A	33,873
		500 Index Fund	N/A	180,123
		Value Fund (VS)	N/A	60,703
		Mid Cap Value Fund (VS)	N/A	69,693
		Small Company Value Fund (VS)	N/A	48,934
		Real Est. Securities Fund (VS)	N/A	124,609
		Utilities Fund (VS)	N/A	54,547
		Blue Chip Growth Fund (VS)	N/A	126,076
		Global Allocation Fund (VS)	N/A	2,830
		Total Stock Market Index Fund	N/A	5,699
		US Large Cap Fund (VS)	N/A	110,261
		Strategic Opps Fund (VS)	N/A	34,265
		Large Cap Growth Fund (VS)	N/A	58,965
		All Cap Core Fund (VS)	N/A	13,059
		Capital Appreciation Fund (VS)	N/A	57,217
		Strategic Growth Fund (VS)	N/A	-

9

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) EIN 93-1282171 PLAN 001 DECEMBER 31, 2005

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		value
	similar party	collateral, par, or maturity value

		Global Equity Fund	N/A	-
		Mid Cap Index Fund	N/A	72,192
		Quantitative Mid Cap Fund (VS)	N/A	7,711
		Intl Small Cap Fund (VS)	N/A	38,240
		International Value Fund (VS)	N/A	24,297
		International Equity Index Fund	N/A	3,854
		US Global Leaders Fund	N/A	19,782
		International Stock Fund (VS)	N/A	16,944
		Financial Services Fund (VS)	N/A	24,382
		All Cap Growth Fund	N/A	29,854
		Mid Cap Stock Fund (VS)	N/A	93,914
		Dynamic Growth Fund (VS)	N/A	6,540
		Science & Technology Fund (VS)	N/A	119,577
		Small Cap Index Fund	N/A	50,360
		Strategic Bond Fund (VS)	N/A	4,599
		Emerging Small Co Fund (VS)	N/A	49,270
		Small Cap Opportunities Fund	N/A	69,091
		Health Sciences Fund (VS)	N/A	41,501
		PAC Rim Fund (VS)	N/A	17,629

		Pooled separate accounts	-	6,005,302

*	Participant Loans	Participant Loans 6.0% - 9.0%	-	95,922

*	A.G. Edwards & Sons	Cash	N/A	91,037
*	PremierWest Bancorp	Employer Security - 251,268 shares	N/A	3,517,752

N/A - Cost is not applicable to participant directed investments
* Parties in interest

10

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2006	PremierWest Bancorp 401(k) Profit Sharing Plan

By: /s/ Tom Anderson
Tom Anderson, Executive Vice President and
Chief Financial Officer and Plan Trustee

11

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

12